

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-Mail
Robert W. D'Loren, Chief Executive Officer
Xcel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018

> **Re:** **Xcel Brands, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed April 17, 2012**
> **File No. 333-177585**

Dear Mr. D'Loren:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    -   Describe how and when a company may lose emerging growth company status;

    -   A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    -   Your election under Section 107(b) of the Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

You may disclose the extent to which you would be exempt in any event as a result of your status as a Smaller Reporting Company.

2. Throughout your document you reference an "Appointment Date." Please revise to clarify what you mean by Appointment Date and consider providing more specificity as to the dates being referenced. As a non-exclusive example, you refer to certain members of your board agreeing to serve commencing on the Appointment Date on pages 51-52. It is unclear whether you are referring to a prospective appointment or whether the Appointment Date has occurred in the past and these individuals are current directors.

3. Please revise to clarify whether your common stock is quoted on the OTC Bulletin Board, the OTCQB or the OTC Pink Sheets. It appears that your common stock is quoted on the OTCQB, but you refer to the OTC Pink Sheets on pages 14 and 43 and the OTC Bulletin Board and OTC Markets on page 45.

4. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTCQB or the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board or are listed on an exchange.

Risk Factors, page 4

5. We note that the owners of IM Ready, Isaac Mizrahi and Marisa Gardini, are offering a significant amount of securities in this offering, 360,000 and 1,140,000 shares of common stock, respectively. Please consider whether adding a risk factor is appropriate to discuss any conflicts of interests with their roles with Xcel Brands, Inc. and the potential disposition of a significant amount of their shares.

6. We note that Mr. Isaac Mizrahi's compensation agreement described on page 58 awards your key employee with a 5% bonus for net royalty income beyond $25 million for future

periods. Please consider adding a risk factor describing how such an arrangement may limit or may make it more difficult to achieve profitability as your net royalty income approaches and exceeds $25 million.

Recent Sales of Unregistered Securities, page II-2

7.   Your registration statement seeks to register common stock that underlies privately issued warrants that are described in this section. Since the resale of such common stock is contingent upon exercise of those warrants, please revise to describe the exemption your selling stockholders will rely upon to exercise their respective warrants.

Exhibits

8.   Please file your legal opinion with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim at (202) 551-3297 or me at (202) 551-3456 if you have any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney